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Klondex Mines Ltd. Announces Intention to Seek Written Shareholder Approval for Midas Financing Private Placements

Elko, NV & Vancouver, BC – January 21, 2014 – Klondex Mines Ltd. (TSX:KDX; OTCQX:KLNDF) ("Klondex", or the "Company") announces that in connection with the Company's brokered private placement (the "Equity Offering") of 29,400,000 subscription receipts ("Subscription Receipts") for gross proceeds of C$42,630,000 completed on January 9, 2014 (see press release dated January 9, 2014) and the proposed $25 million private placement debt offering (the "Debt Offering" and with the Equity Offering, the "Offerings") announced December 6, 2013, the Company will be seeking shareholder approval pursuant to the requirements of the Toronto Stock Exchange (the "TSX") of the Offerings together with the issuance of 5,000,000 common share purchase warrants (the "Consideration Warrants") to Newmont Mining Corporation (or its subsidiary) in connection with the Midas Acquisition (as defined below) (collectively, the "Issuances"). Shareholder approval of the Issuances is required pursuant to the rules of the TSX as the Issuances will result in the issuance of common shares of the Company ("Common Shares") in excess of 25% of the number of outstanding Common Shares. In addition, as the total number of Common Shares to be issued to insiders of the Company pursuant to the Offerings and previous private placements within the last six months represents more than 10% of the outstanding Common Shares, the TSX requires that the shareholder approval of the Offerings exclude the insiders of the Company participating in the Offerings. The Company advises that, in accordance with Section 604(d) of the TSX Company Manual, the Company will be seeking to obtain the requisite shareholder approval of the Issuances by way of written consents.

Under the Equity Offering, each Subscription Receipt was issued at a price of C$1.45 and will be deemed to be converted, without payment of any additional consideration, into one Common Share upon (i) the satisfaction or waiver of all conditions precedent (other than the purchase price) to the proposed acquisition (the "Midas Acquisition") by the Company of the Midas mine and related ore milling facility (see press release dated December 4, 2013); and (ii) receipt by the Company of the requisite approval of the Company’s shareholders to the Equity Offering pursuant to the requirements of the TSX, (collectively, the "Escrow Release Conditions").

The Equity Offering was completed through a syndicate of agents, led by GMP Securities L.P., and including MGI Securities Inc., Mackie Research Capital Corporation, M Partners Inc., Jones, Gable & Company Limited and PI Financial Corp. (collectively, the "Agents"). Pursuant to the terms of the Equity Offering, the Company issued compensation options to the Agents exercisable to acquire up to an aggregate of 1,176,000 Common Shares at a price of C$1.55 per Common Share at any time prior to January 9, 2016 (the "Compensation Options") upon the satisfaction of the Escrow Release Conditions.

As disclosed in its news release dated December 6, 2013, under the Debt Offering the Company intends to issue units ("Units") consisting of $25,000,000 aggregate principal amount of 11.00% senior first lien secured notes due on or about June 30, 2017 and warrants ("Warrants") to purchase an aggregate of 3,100,000 Common Shares. The Warrants will be exercisable at a price of $1.95 per Common Share for a period up to three years from the date of closing of the Debt Offering.

Under the Offerings, an aggregate of up to 11,079,290 Common Shares may be issued or made issuable to insiders of the Company, representing approximately 17.20% of the Common Shares issued and outstanding prior to the completion of the first private placement of the Company completed in the six months prior to the date hereof. The insider participation under the Offerings includes (i) the K2 Principal Fund L.P., which held 11,921,864 Common Shares and 1,545,294 warrants prior to the closing of the Equity Offering, and which subscribed for 3,448,300 Subscription Receipts and is expected to subscribe for 5,000 Units under the Debt Offering that will include 620,000 Warrants, and (ii) Sun Valley Gold LLC, which held 8,700,000 Common Shares prior to the closing of the Equity Offering, and subscribed for 6,551,800 Subscription Receipts. In addition, certain officers and directors of the Company also participated in the Equity Offering, purchasing in the aggregate 459,190 Subscription Receipts as set out below:

Name	Number of Subscription Receipts
Paul Huet	13,000
Blair Schultz	205,000
James Haggarty	10,000
William Matlack	104,290
Rodney Cooper	20,000
Barry Dahl	103,500
Mike Doolin	3,400
Total	459,190

The Consideration Warrants issued to Newmont in connection with the Midas Acquisition will be exercisable at a price equal to 120% of the five-day volume weighted average price of the Common Shares on the TSX during the five trading days immediately preceding the closing date of the Midas Acquisition, for a period of 15 years following their issuance (subject to early expiry in certain circumstances).

The maximum number of Common Shares issued or made issuable pursuant to the Issuances, including the issue of the Compensation Options and assuming the closing of the Debt Offering and the Midas Acquisition, is 38,676,000, which represents approximately 48.50% of the 79,746,291 Common Shares currently outstanding. The Company is relying on the exemption from the requirement to hold a shareholder meeting, as set forth in section 604(d) of the TSX Company Manual, and is seeking to obtain the approval of the Issuances by written consent by more than 50% of the shareholders of the Company, with such approval to exclude the Common Shares owned by the insiders of the Company participating in the Offerings.

As previously announced, the net proceeds from the Offerings are expected to be used to partially fund the purchase price of the Midas Acquisition and for the repayment of $7 million in outstanding notes. The Company is targeting to complete the Midas Acquisition in early February.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws, unless an exemption from such registration is available.

About Klondex Mines Ltd. (http://www.klondexmines.com)
Klondex Mines is focused on the exploration and development of its high-grade Fire Creek gold deposit in north central Nevada. Fire Creek is a compelling gold project located in a mining-friendly jurisdiction, near major producers, power, transportation, mining infrastructure and milling facilities. As at January 20, 2014, the Company had 79.7 million shares issued and outstanding and 127.3 million shares fully diluted.

Contact:
Paul Huet	Alison Tullis
President & CEO	Manager, Investor Relations
Klondex Mines Ltd.	Klondex Mines Ltd.
775-284-5757	647-233-4348
investors@klondexmines.com	atullis@klondexmines.com

Cautionary Note Regarding Forward-Looking Information
This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including information about the release of the proceeds of the Equity Offering upon satisfaction of the Escrow Release Conditions, the ability of the Company to obtain the requisite shareholder approval, the timing of the Debt Offering and current expectations on the expected use of proceeds of the Offerings. This forward-looking information entails various risks and uncertainties that are based on current expectations and actual results may differ materially from those contained in such information. These risks and uncertainties include, but are not limited to, the approval of the shareholders of the Company (to the extent required) of the Issuances; the timing of the Debt Offering; the completion of the Midas Acquisition; the risks and hazards associated with environmental compliance and permitting for its existing underground operations; the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; and the degree to which factors which would make a mineral deposit commercially viable are present. There is no assurance that the Midas Acquisition or any related financing will be completed, either on the terms proposed or at all. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. The Company assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.